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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  144577 10 3
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                                 (CUSIP Number)

                                S. P. Johnson IV
                            Carrizo Oil & Gas, Inc.
                        14811 St. Mary's Lane, Suite 148
                              Houston, Texas 77079
                                 (281) 496-1352
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 8, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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AMENDMENT NO. 1 TO SCHEDULE 13D.

S.P. Johnson IV ("Mr. Johnson") hereby amends and supplements his statement on
Schedule 13D, as originally filed by Mr. Johnson on August 21, 1997 (the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D is hereby amended and supplemented as follows:

        On September 24, 1997, Mr. Johnson entered into a Margin Account Agreement and Loan Consent (the "Agreement") with Schroder Wertheim & Co. Incorporated ("Schroder"). On October 8, 1997, Mr. Johnson deposited 72,000 shares of Common Stock (the "Margin Shares") with Schroder as security for a margin loan. The Agreement provides that Schroder has a general lien on the Margin Shares for the discharge of all obligations of Mr. Johnson to Schroder. Pursuant to the Agreement and subject to applicable law, Schroder may sell any or all of the Margin Shares without notice to Mr. Johnson, whenever, in Schroder's judgment, it is necessary for its protection. A form of the Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 7 Form of Margin Account Agreement and Loan Consent between Mr. Johnson and Schroder Wertheim & Co. Incorporated.




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     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: October 15, 1997.



                                                     /S/ S.P. JOHNSON IV
                                                     --------------------------
                                                     S. P. Johnson IV





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                                EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
7                Form of Margin Account Agreement and Loan Consent between Mr.
                 Johnson and Schroder Wertheim & Co. Incorporated.